July 18, 2014

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 21, 2014 File No. 333-193466

Mara Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Party City Holdco Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the registration statement as filed on March 21, 2014, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The registration statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated April 10, 2014 regarding the registration statement. To assist your review, we have presented the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

1.	You currently present pro forma statements of operations for the years ended December 31, 2012 and December 31, 2013. With reference to Article 11 of Regulation S-X, please remove the pro forma statement of operations for the year ended December 31, 2012 or tell us why you believe it is appropriate to present pro forma statements of operations for two annual periods.

Party City Holdco Inc.	Page 2 of 2

Response to Comment 1:

In response to the Staff’s comment, the Company has removed the pro forma statement of operations for the year ended December 31, 2012.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

2.	We note your response to comment 13 from our letter dated February 19, 2014 that because the dividend was included in the December 2013 financial statements, you concluded that pro forma disclosure was not necessary. However, we believe that SAB Topic 1.B.3 requires pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend, to the extent that the dividend exceeded earnings for the previous twelve months, in addition to historical EPS regardless of whether the dividend is reflected in the balance sheet. Please revise or advise.

Response to Comment 2:

In response to the Staff’s comment, to the extent fiscal year 2013 is the last full fiscal year included in the Registration Statement upon the effectiveness of the Registration Statement, the Company will disclose pro forma per share information giving effect to the number of shares whose proceeds would have been necessary to make the Company’s August 2013 dividend payment, to the extent such dividend exceeded earnings for the previous twelve months.

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Please do not hesitate to call me at 617-951-7294 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

cc:	Party City Holdco Inc. Michael A. Correale